# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hang Feng Technology Innovation Co., Ltd., CIK 0002060083
CUSIP: G4290G108
Title of class of securities: Ordinary Shares, par value US$0.0001
Address of issuer's principal executive offices: Unit 2806, 28/F, Tower One, Lippo Centre, No. 89 Queensway, Hong Kong, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 09/12/2025
Filed by CIK 0002091681
Persons authorized to receive notices and communications: Fenglei Qian, Unit 2008, 20/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong, Hong Kong (K3), 999077, 86-10-62135687

## Reporting persons
- Hang Feng International Holdings Co., Limited (CIK 0002089867): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,000,000; sole dispositive power 0; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,000,000 (58.21% of the class)
  Comment: * Represents the number of ordinary shares directly held by Hang Feng International Holdings Co., Limited ("HF Holdings"), which is an entity controlled by Fenglei Qian, the chairman of the board of directors of Hang Feng Technology Innovation Co., Ltd. (the "Issuer").** The beneficial ownership percentage is calculated based on 6,871,250 ordinary shares of the Issuer issued and outstanding as of the date of this filing.
- Fenglei Qian (CIK 0002091681): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,000,000; sole dispositive power 0; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,000,000 (58.21% of the class)
  Comment: * Represents the number of ordinary shares to be directly held by HF Holdings, which is an entity controlled by Fenglei Qian, the chairman of the board of directors of the Issuer.** The beneficial ownership percentage is calculated based on 6,871,250 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001
Name of issuer: Hang Feng Technology Innovation Co., Ltd.
Address of issuer's principal executive offices: Unit 2806, 28/F, Tower One, Lippo Centre, No. 89 Queensway, Hong Kong, Hong Kong (K3), 999077

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by HF Holdings and Fenglei Qian. Because Fenglei Qian holds 93.11% of the total voting power of HF Holdings and is its Chairman and sole director. Each of the persons identified in this Schedule 13D is sometimes referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.
Residence or business address: The principal place of business for each of the Reporting Persons is Unit 2008, 20/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.
Present principal occupation or employment: The principal occupations of Fenglei Qian are the Chairman and Executive Director of a Hong Kong listed company, WellCell Holdings Co., Ltd. (2477.HK), and the Chairman of the Issuer. The principal business of WellCell Holdings Co., Ltd. is mainly engaged in telecommunication network services; the Issuer's principal business is providing comprehensive corporate management consulting and asset management services. The address of WellCell Holdings Co., Ltd. is Room 704, 7/F, Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong; the address of the Issuer is Unit 2806, 28/F, Tower One, Lippo Centre, No. 89 Queensway, Hong Kong.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HF Holdings is organized under the laws of British Virgin Islands. Fenglei Qian is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 15, 2024, the Issuer was incorporated under the laws of Cayman Islands as an exempt company with limited liability and as a wholly owned subsidiary of HF Holdings. On the same date, the Issuer issued 4,000,000 ordinary shares to HF Holdings, in connection with the reorganization of the Issuer's corporate structure in connection with its initial public offering. The reorganization involved, among other matters, the transfer of shares in three entities, Hang Feng Capital Management Limited, Hang Feng Fund SPC, and Shine Prosperity Holding Limited, from HF Holdings to the Issuer.

Fenglei Qian serves as chairman of the board of directors of the Issuer. In such capacities, he may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers, and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, he does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Fenglei Qian may acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares that he beneficially owns to another holding entity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: HF Holdings beneficially owns 4,000,000 ordinary shares, which represents 58.21% of the Issuer's outstanding ordinary shares as of the date of this filing. Fenglei Qian, who holds 93.11% of the total voting power of HF Holdings is deemed to beneficially own the ordinary shares held by HF Holdings which represents 58.21% of the Issuer's outstanding ordinary shares as of the date of this filing. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by Reporting Persons as set forth in this Schedule 13D by (ii) 6,871,250 ordinary shares outstanding as of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: Fenglei Qian has shared voting and shared dispositive power over the 4,000,000 ordinary shares he holds through HF Holdings. HF Holdings shares voting power and shared dispositive power over the 4,000,000 ordinary shares it holds with Fenglei Qian.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable. Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1. Joint Filing Agreement

## Signatures
- Hang Feng International Holdings Co., Limited: /s/ Fenglei Qian, Fenglei Qian/Sole Director (10/24/2025)
- Fenglei Qian: /s/ Fenglei Qian, Fenglei Qian (10/24/2025)